Exhibit (k)

Baan Company Announcement

Date:  18/07/00

To:    All Baan Employees

From:  Pierre Everaert

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Baan Releases 1999 Audited Accounts

Dear Colleagues

After markets closed yesterday, we issued our audited annual accounts for 1999: our 1999 U.S. Annual Report on Form 20-F was filed with the U.S. Securities and Exchange Commission and our 1999 Dutch Statutory Accounts have been made available for shareholder inspection (the latter, as per Dutch law, remains subject to shareholder approval). Both documents are available on the Company Web site at www.baan.com, and the 20-F is also available on the SEC's on-line EDGAR service.

In short, the annual accounts confirm what we have been saying: Baan remains in a very challenging environment and it remains management's strong view that the best path forward for the Company is the proposed acquisition by Invensys.

1999 Accounts

Net revenues for the year were $619 million, compared to net revenues of $736 million for 1998. License revenue for 1999 was $193 million, as compared with $336 million for 1998. Maintenance and service revenue was $426 million, as compared to $399 million for 1998.

These revenue numbers are slightly less than the numbers we reported in our unaudited February 3, 2000 year-end earnings announcement. Reason: until a company's audited accounts are issued, they remain "open" and events subsequent to year-end can influence certain of the accounting, such as revenue recognition. So, for example, if we entered into a license contract in Q4 99 that required full payment within 5 months of contracting (assuming other revenue recognition factors were in place), we properly recognized that revenue in Q4. But, if at the time we issue our accounts now in July that revenue remains uncollected, then the originally recognized revenue must be reversed in our audited accounts. That is an example of the kind of adjustments we have taken. It will not come as a surprise to anyone - given this environment where customers have adopted a "wait and see" attitude about our viability and the Invensys offer - that we have not yet been able to collect on certain contracts from 1999, which is why we have taken the adjustments.

I would note that, while certain customer disputes about deliverables have required some adjustments, it is principally the passage of time in this difficult environment we are in that has put pressure on our revenue number and the collectability of our receivables. For some perspective, the total revenue adjustments were $16 million, which represents 2.5% of the $635M revenue total we announced February 3.

Nonetheless, given the slight shareholder equity we posted at year end of positive $9M, even the limited net adjustments we took were enough to move us into negative shareholder equity of ($7.8M). Moving into negative equity at this point does not change things very much. We had already announced that we will close Q2 in a negative equity position, and the AEX - which requires its listed


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companies to maintain positive shareholder equity -- has said we will be placed under "special listing conditions" unless the Invensys offer closes in the near future. That remains true.

The Invensys Offer

But the accounts outline even more fundamental reasons why we think the Invensys offer is the best way to secure our future. Given the current climate we are operating in, the downward pressure that is creating on our revenue numbers (we are heading for our 8th successive quarter of operational losses), the fact that we will need to fundamentally restructure the business if we are to survive as an independent company, and the challenges we will have in securing financing for that restructuring and to otherwise keep the business running, the accounts correctly state that there is significant uncertainty about our ability to continue as an independent going concern.

At its core, the issue for us right now is customer confidence. Our world-class technology continues to get us in the door, but viability concerns are kicking us out the door as fast as it opens. That issue would not be solved by lining up additional financing (assuming we could). We need a strong strategic partner to take the viability issue away, restore customer confidence, and return us to a more normal business cycle. That is why your Management and Supervisory Boards continue to unanimously support the Invensys offer, and why we are working so hard to try to convince those shareholders who have not yet tendered their shares to do so.

As to that, you know that Invensys has extended the offer through July 25. As of July 14, Invensys owned or had received tendered shares equaling approximately 60% of the Company's shares. But the Offer Agreement between us requires that 95% of our shares must be tendered, or Invensys reserves the right to terminate the offer. We hope that the information we will be making available this week - and we expect to issue a Q2 pre-release later this week in addition to this release of our audited accounts so that shareholders have the most up to date information we have in making their decision -- will help further set forth why we believe Invensys is the right solution.

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A copy of today's press release is available on our Web site, and I would encourage you to read it. Thank you for your patience and support as we have moved through the offer period. Hopefully we are coming to what will be a successful conclusion for our shareholders, customers, and you, our employees.

Kind Regards


Pierre Everaert
Interim CEO


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